Altice USA, Inc.
1 Court Square West
Long Island City, New York 11101

May 21, 2018

VIA EDGAR

Courtney Lindsay

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             Altice USA, Inc.
Registration Statement on Form S-1
File No. 333-222475

Dear Mr. Lindsay:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective May 23, 2018, at 4:00 p.m. Eastern Time or as soon thereafter as practicable.  Please call Richard Alsop of Shearman & Sterling LLP at (212) 848-7333 to provide notice of effectiveness.

Very truly yours,

Altice USA, Inc.

By:	/s/ David Connolly
David Connolly
Executive Vice President and General Counsel

cc: Richard B. Alsop, Esq., Shearman & Sterling LLP

[Signature Page to Acceleration Request]